Coral Gold Resources Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC, V6C-1T1
Phone (604) 682-3701
Fax (604) 682-3600
www.coralgold.com
ir@coralgold.com

September 5, 2006	Trading Symbols: TSX Venture - CGR US;OTC.BB - CGREF Berlin and Frankfurt - GV8

NEWS RELEASE

Coral Gold Resources Ltd. has granted incentive stock options for the purchase of up to 280,000 shares at a price of $3.92 per share exercisable on or before September 5, 2011 to directors, officers, employees and consultants of the Company.

The options are subject to a stock option plan.

ON BEHALF OF THE BOARD OF DIRECTORS

“Louis Wolfin”

Louis Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.